

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2011

Rory O'Dare
President and Chief Executive Officer
Mobad Service Corporation
3211 Ocean Drive
Vero Beach, FL 32963

> **Re: Mobad Service Corporation**
> **Registration Statement on Form S-1**
> **Filed May 19, 2011**
> **File No. 333-174345**

Dear Mr. O'Dare:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to include a dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please refer to Item 502(b) of Regulation S-K.

2. We note your statements on page two and elsewhere that you are blank check company conducting an offering pursuant to Rule 419 under Regulation C. Your offering includes a resale component whereby Mr. O'Dare, your sole shareholder, will potentially sell 40,000,000 shares. Under the circumstances, the resale offering must also comply with Rule 419. For additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation No. 616.02. Please revise your disclosure in your Form S-1 such that both the primary and the resale offering comply with the substantive and procedural requirements of Rule 419.

3. On page two you say that the funds from sales of the selling shareholder's shares will be place into escrow and will eventually be released to <u>Mr. O'Dare</u>. On page five you state that those funds will eventually be released to the [c]ompany. Please reconcile this disclosure and revise your expected proceeds amount and registration statement accordingly.

4. On page 14 you state that the company must complete the maximum new issue share offering of 10,000,000 shares before Mr. O'Dare can sell his own shares. Please revise your registration statement to clearly reflect this arrangement in the Prospectus Summary. Provide additional discussion as necessary to explain the purpose and reasoning of this plan of distribution.

<u>Prospectus Cover Page, page 2</u>

5. At the beginning of the third paragraph of this section you state that "[t]he offering <u>may</u> terminate on the earlier…" Please revise to disclose the definitive termination date of your offering here and in other relevant sections of the prospectus.

<u>Risk Factors, page 7</u>

<u>No Agreement for Business Combination or Other Transaction…, page 9</u>

6. In the last sentence of this risk factor you state that you may enter into a business combination with a business opportunity having "no significant operating history…limited or no potential earnings, limited assets, negative net worth…" Please reconcile this statement with the requirements of Rule 419(e)(1) which states that the acquired business or assets that will constitute the business of the registrant for which the fair value or net assets to be acquired represent at least 80 percent of the maximum offering proceeds.

<u>Lack of Agreement to Provide Operating Funds May Cause the Company …, page 11</u>

7. We note that under this risk factor you state that Mr. O'Dare will provide funds for the company to continue business until the offering is closed, but there is no enforceable agreement to such effect. On page 23 you state that he has "verbally agreed" that he will advance the company any additional funds. Please reconcile and clarify.

<u>Use of Proceeds, page 12</u>

8. To the extent funds will be available to you post-acquisition you should describe anticipated uses, if known, using conditional language, as appropriate. Please revise this section accordingly.

9. Footnote (1) to your table estimate that you will pay "additional professional fees" and "consulting fees" in the event that you raise proceeds. Please revise your discussion to address the nature and timing of the commissions and fees you anticipate incurring under each scenario. Also, please reconcile with other disclosures which indicate this is a direct offering without payment of commissions.

10. Please revise footnote (2) to disclose the anticipated uses of the 10% proceeds which may be released from escrow and used only for expenses of an acquisition or merger.

Dilution, page 13

11. Tell us how you calculated the minimum and maximum net tangible book values after the offering.

Selling Shareholder, page 14

12. Please include a footnote indicating that the number and percentage of shares after the offering assumes all of Mr. O'Dare's shares are sold in the offering, of which there is no assurance.

Plan of Distribution, page 14

13. We note your disclosure regarding the restrictions on blank check offerings under some states' securities laws. Please revise your disclosure to indicate in which states you anticipate conducting this offering.

14. In the middle of the fifth paragraph on page 15 you state that "[t]hereafter, this escrow agreement will terminate." We clarify your disclosure to indicate the date on which the escrow agreement terminates. Further, please explain the reference to "additional disbursements" by the escrow agent stated in the preceding sentence and how such disbursements comply with Rule 419.

15. At the end of the fourth paragraph on page 16 you state that "a pro rata portion of the deposited funds (plus interest)" will be issued to investors. However, at the end of the first paragraph on page five you state that the proceeds from the sale of shares in this offering will be deposited in a non-interest bearing bank account. Please revise your disclosure for clarity and consistency.

Description of Securities to be Registered, page 16

16. Please remove the statement on page 22 that the shares issued and to be issued are and will be fully paid and non-assessable. This is a legal conclusion the company is not qualified to make. Alternatively, please attribute these statements to counsel.

17. Please relocate your discussion concerning the penny stock rules to a more appropriate location such as the Plan of Distribution.

Management's Discussion and Analysis…, page 20

Plan of Operation, page 20

18. In the last paragraph of this section you state that "the primary attraction of the [r]egistrant as a merger partner or acquisition vehicle will be its status as an SEC reporting company." Please revise this section to discuss the underlying reasoning for this statement.

Background of Directors, Executive Officers, Promoters and Control Persons, page 24

19. Mr. O'Dare's biography indicates that he is the President of Puravita Corporation and we note that he is also the President of Cheval Resources Corporation, both of which are blank check companies currently in registration. Given the similarities between these companies, offerings and the disclosure that he will only spend 10 hours per month developing the company's business, please clarify how Mr. O'Dare will allocate his time and efforts among companies. In addition, please clarify how potential investors and business opportunities will be allocated among the three companies. Last, please update your risk factor heading "Potential Conflicts of Interest" to address Mr. O'Dare's involvement with Puravita and Cheval Resources.

Security Ownership of Certain Beneficial Owners and Management, page 25

20. In footnote (3) you state that the aggregate amount of shares to be issued and outstanding after the offering is 50,000,000, but that the maximum sale of shares in this offering is 10,000,000. Please revise this footnote to account for potential sale of shares by sole existing shareholder, Rory O'Dare.

Exhibit 10.2 Subscription Agreement

21. Please revise your subscription price throughout the agreement to reflect the price of $0.45 per share disclosed in your S-1.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

22. Your auditor's consent refers to the financial statements as of March 15, 2011, while the financial statements presented in this filing are as of April 30, 2011. Please ask your auditor to revise the consent or advise.

Rory O'Dare
Mobad Service Corporation
June 15, 2011
Page 5

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via facsimile to (772) 492-9219
        Mr. Rory O'Dare
        President and Chief Executive Officer